EXHIBIT 12

PEOPLES BANCORP INC. ANNUAL REPORT ON FORM 10-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2009

STATEMENTS REGARDING COMPUTATION OF CONSOLIDATED RATIOS OF
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
APPEARING IN ANNUAL REPORT ON FORM 10-K

	Year Ended December 31,
(Dollars in thousands)	2009	2008	2007
Excluding Interest on Deposits:

Earnings:
Income before income taxes	$ 3,126	$ 7,615	$ 23,875
Fixed charges (excluding preferred stock dividends)	14,439	16,684	22,772
Total earnings	17,565	24,299	46,647
Fixed charges:
Interest expense (excluding deposit interest)	14,139	16,438	22,523
Rent expense interest factor (1)	300	246	249
Preferred stock dividends (2)	1,877	–	–
Total fixed charges (excluding deposit interest)	16,316	16,684	22,772

Ratio of Earnings to Fixed Charges,
Excluding Interest on Deposits	1.08	1.46	2.05

Including Interest on Deposits:
Earnings:
Income before income taxes	$ 3,126	$ 7,615	$ 23,875
Fixed charges (excluding preferred stock dividends)	40,563	47,994	59,747
Total earnings	43,689	55,609	83,622

Fixed charges:
Interest expense (including deposit interest)	40,262	47,748	59,498
Rent expense interest factor (1)	300	246	249
Preferred stock dividends (2)	1,877	–	–
Total fixed charges (including deposit interest)	42,439	47,994	59,747

Ratio of Earnings to Fixed Charges,
Including Interest on Deposits	1.03	1.16	1.40
(1)	Represents one-third of gross rental expense, which management believes is representative of the interest factor.
(2)	Represents the dividends accrued on the Series A Preferred Shares during the period.